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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

November 6, 2015

Securities and Exchange Commission Judiciary Plaza 100 F Street, N.E. Washington, D.C. 20549 Attn: Mark Cowan, Senior Counsel

Re: Market Vectors ETF Trust (the “Trust”)
(File No. 333-207097)

Dear Mr. Cowan:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) for the Trust with respect to Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure MLP ETF, each a series of the Trust (the “Acquiring Funds”), filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2015 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which all of the assets and liabilities of each of Yorkville High Income MLP ETF and Yorkville High Income Infrastructure MLP ETF, each a series of Exchange Traded Concepts Trust (the “Acquired Funds” and, together with the Acquiring Funds, the “Funds”), will be transferred to Market Vectors High Income MLP ETF and Market Vectors High Income Infrastructure MLP ETF, respectively, in exchange for shares of beneficial interest (“Shares”) of the respective Acquiring Fund (the “Reorganizations”). The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf. Below, we describe the changes that will be reflected in the proxy statement and prospectus in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

QUESTIONS & ANSWERS

Comment 1.	Please consider expanding the disclosure in “A-2” regarding the reasons that the Reorganizations were proposed to the Board of Exchange Traded Concepts Trust (the “Board of the Acquired Funds”). For example, the Staff notes that the Reorganizations are conditions precedent of the Asset Purchase Agreement by and among VEAC, Yorkville ETF Advisors, LLC and Exchange Traded Concepts LLC.

	Response 1.	The disclosure has been revised accordingly.

Comment 2.	Please clarify in the first sentence of “A-9” whether fractional shares will be redeemed automatically for cash.

	Response 2.	The disclosure has been revised accordingly.

SYNOPSIS

Comment 3.	The Staff notes that the italicized introductory paragraph states that the synopsis is qualified in its entirety by reference to the Reorganization Agreement. Please delete this statement and confirm that all material terms of the Reorganization Agreement are disclosed and expand the disclosure, if necessary, to ensure that all material terms are included.

	Response 3.	The requested disclosure has been deleted and we confirm that all material terms of the Agreement and Plan of Reorganization are included in the Registration Statement.

Comment 4.	Under the section entitled “The Reorganizations,” please enhance the discussion of the reasons for the Reorganizations, including why the Board of the Acquired Funds is recommending Reorganizations.

	Response 4.	The disclosure has been revised accordingly.

Comment 5.	The Staff notes that the Registration Statement currently displays four separate fee tables for the Funds. For comparative purposes, please display two fees tables (one for Yorkville High Income MLP ETF and Market Vectors High Income MLP ETF and another for Yorkville High Income Infrastructure MLP ETF and Market Vectors High Income Infrastructure MLP ETF) with the columns labeled “Acquired Fund” and “Acquiring Fund (Pro Forma Combined Fund).” Please update the footnotes in the fee tables, as appropriate.

	Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please provide the date for the information in the Funds’ fee tables.

	Response 6.	The disclosure has been revised accordingly.

Comment 7.	The Staff notes that Van Eck Associates Corporation (“VEAC”) is waiving certain fees and/or reimbursing certain expenses under the Acquiring Funds’ investment management agreement. Please revise the fee tables to disclose the amount of any fee waiver and/or expense reimbursements and confirm that the fee waivers will be in place for at least one year.

	Response 7.	We respectfully acknowledge your comment; however, we note that the first footnote of each Acquiring Fund’s fee table accurately describes a unitary fee arrangement which is neither an expense reimbursement nor a fee waiver arrangement to which Instruction 3(c) and 3(e) of Form N-1A apply.

Comment 8.	Please revise the “Expense Example” to add the 1- and 3-year expenses for the Acquired Funds.

	Response 8.	The disclosure has been revised accordingly.

Comment 9.	Under the section entitled “Comparison of Acquired Funds and Acquiring Funds,” please highlight the differences between the Acquired Funds and Acquiring Funds, if any, including any differences in investment advisory fees.

	Response 9.	We hereby confirm that all material differences between the Acquired Funds and Acquiring Funds are properly disclosed in this section of the Registration Statement.

PRINCIPAL RISK FACTORS

Comment 10.	Please consider adding a risk factor for the Acquiring Funds to state that they are newly organized with no operating history.

	Response 10.	We respectfully acknowledge the comment. However, we note that “Absence of Prior Active Market” is an Additional Risk contained in the Fund’s statutory prospectus. Therefore, we will not be adding this risk factor.

VOTING INFORMATION

Comment 11.	Please confirm that the disclosure stating what constitutes a quorum is consistent in the “Quorum” and “Vote Required” sections.

	Response 11.	We hereby confirm that the information in each section is consistent.

Comment 12.	The Staff notes that the Proxy will be voted in accordance with the choice specified therein and confers discretionary authority upon the persons named therein to vote as they determine on other business, not currently contemplated, which may come before the Meeting. Please state whether the person giving the Proxy has the power to revoke it or impose any limitations.

	Response 12.	The disclosure has been revised accordingly.

Comment 13.	Under the section entitled “Expenses of Solicitation,” please disclose the estimated cost of the solicitation.

	Response 13.	The disclosure has been revised accordingly.

THE REORGANIZATIONS

Comment 14.	Please consider providing a more fulsome description regarding the rationale for the Reorganizations. In addition, please consider making the fourth paragraph under the section entitled “General” the second paragraph of the section.

	Response 14.	The disclosure has been revised accordingly.

Comment 15.	Please confirm that all information required under Item 22(c)(6) of Schedule 14A is disclosed. The Staff notes this Item requires the disclosure of any transactions involving the purchase or sale of assets by or to a Fund’s investment adviser, including the cost of the assets to the purchaser and the cost thereof to the seller if acquired by the seller within two years prior to the transaction.

	Response 15.	We hereby confirm that all information required under Item 22(c)(6) of Schedule 14A is disclosed in the Registration Statement.

Comment 16.	Please expand the disclosure under the section entitled “Board’s Consideration,” including a discussion of any potential factors the Board may have considered that weighed against approving the Reorganizations.

	Response 16.	The disclosure has been revised accordingly.

Comment 17.	Please confirm that all material terms of the Reorganization Agreement are disclosed and expand the disclosure, if necessary, to ensure that all material terms are included.

	Response 17.	We hereby confirm that all material terms of the Agreement and Plan of Reorganization are disclosed in the Registration Statement.

Comment 18.	In the “Capitalization Tables (unaudited),” please update the capitalization tables to a date within 30 days of filing the Registration Statement.

	Response 18.	The disclosure has been updated accordingly.

PART B – STATEMENT OF ADDITIONAL INFORMATION

Comment 19.	Please update the Pro Forma Financial Statements to comply with the requirements of Article 11 of Regulation S-X or consider deleting them.

	Response 19.	The Pro Forma Financial Statements have been deleted.

PROXY CARD

Comment 20.	Please bold the following sentence on the Proxy Card: “When properly executed, this proxy will be voted as indicated or “FOR” the proposal if no choice is indicated.”

	Response 20.	The Proxy Card has been revised accordingly.

GENERAL

Comment 21.	Please supplementally confirm that the Acquired Funds will be the accounting survivors following the Reorganizations.

	Response 21.	We hereby confirm that the Acquired Funds will be the accounting survivors following the Reorganizations.

*                                   *                                   *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

●	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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